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SEC Mail Processing Section
FEB 29 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fairview Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Priscilla Lane
(No. and Street)

Darien (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce F. Kinloch - President (203) 662-0180
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce G. Kinloch, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fairview Securities Inc. (Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME, A NOTARY PUBLIC, IN AND FOR COUNTY OF Fairfield AND STATE OF CONNECTICUT, THIS 24th DAY OF Feb 2016

K CASAGRANDE
Notary Public, State of Connecticut
My Commission Expires Sept. 30, 2018

NOTARY PUBLIC

Bruce G. Kinloch, President

Sworn and subscribed to before me this 24th day of Feb, 2016.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital	8
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9-10
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	11
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption.	12

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Fairview Securities, Inc

We have audited the accompanying financial statements of Fairview Securities, Inc, (the "Company") (a Connecticut corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fairview Securities, Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

FAIRVIEW SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

Cash	$	14,989
Prepaid expenses		6,169
Other receivable		76
Total Assets	$	21,234

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	1,352
Total Liabilities		1,352
Contingencies		
Stockholder's Equity:		
Common stock, no par value, 20,000 shares authorized, 7,250 shares issued and outstanding		145,000
Additional paid-in capital		339,787
Accumulated (deficit)		(464,905)
Total Stockholder's Equity		19,882
Total Liabilities and Stockholder's Equity	$	21,234

The accompanying notes are an integral part of these financial statements.

FAIRVIEW SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commissions	$	534,077
Interest		2
Total Revenue		534,079
Costs and Expenses:		
Administrative service fee		534,077
Regulatory fees		9,569
Professional fees		16,962
Other expenses		2,488
Total Costs and Expenses		563,096
Net loss	$	(29,017)

The accompanying notes are an integral part of these financial statements.

FAIRVIEW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows (Used) by Operating Activities:		
Net loss	$	(29,017)
Adjustment to reconcile net loss to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expense		1,897
Decrease in other receivable		798
(Decrease) in accounts payable		(2,066)
Net Cash (Used) by Operating Activities		(28,388)
Cash Flows from Investing Activities:		
Stockholder contributions		22,055
Net Cash Provided by Investing Activities		22,055
Cash Flows from Financing Activities:		-
Net (Decrease) In Cash		(6,333)
Cash, January 1, 2015		21,322
Cash, December 31, 2015	$	14,989

The accompanying notes are an integral part of these financial statements.

FAIRVIEW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional paid-in capital	Accumulated (deficit)	Total Stockholder's Equity
Balance, Jan 1, 2015	$ 145,000	$ 317,732	$ (435,888)	$ 26,844
Net loss	-	-	(29,017)	(29,017)
Stockholder contributions	-	22,055	-	22,055
Balance, Dec 31, 2015	$ 145,000	$ 339,787	$ (464,905)	$ 19,882

The accompanying notes are an integral part of these financial statements.

FAIRVIEW SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Fairview Securities, Inc (the "Company") is a Connecticut Corporation formed on November 12, 1993. The Company provides consulting and sales support services to Registered Investment Advisors. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash consists of amounts denominated in US dollars. The Company does not at any time maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Revenues

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis, in which case revenues are recognized upon satisfaction of the contingency.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $13,637 which was $8,637 in excess of the FINRA minimum capital requirement.

4. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

5. RELATED PARTIES

Bruce G. Kinloch, president and shareholder of Fairview Securities Inc, received commissions of $296,801 for the year ending December 31, 2015.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 1, 2016, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Schedule I

FAIRVIEW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL:		
Total stockholder's equity	$	19,882
Deductions and/or charges:		
Non-allowable assets:		(6,245)
Net capital before haircuts on securities positions		13,637
Haircuts on securities positions		-
Net Capital	$	13,637
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	1,352
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	8,637
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	7,637
Ratio: Aggregate indebtedness to net capital is		10%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2015 is attributable to the following:

Net capital was report by Company	$	14,989
Audit adjustments		(1,352)
Net capital per audited report	$	13,637

See Independent Auditors' Report.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@gctcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Shareholders and Board of Directors of
Fairview Securities, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Fairview Securities, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Fairview Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Fairview Securities, Inc's management is responsible for the Fairview Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States).. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Shareholders and Board of Directors of
Fairview Securities, Inc

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Fairview Securities, Inc (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Fairview Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

Fairview Securities, Inc.
8 Pricilla Lane
Darien, CT 06820

Assertions Regarding Exemption Provisions

We, as members of management of Fairview Securities, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Fairview Securities, Inc

By: ______________________

Bruce G. Kinloch, President

February 1, 2016

FAIRVIEW SECURITIES, INC

(SEC I.D. No. 8-46868)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS